Exhibit 99.1

Correction: Equinor’s share saving plan allocates shares

CORRECTION - The below stock market announcement (SMA) is a correction of the SMA published on 20 April 2021. The reason for the correction is an error in the calculation basis for the number of shares expected to be allocated.

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 April 2021 for use in the group’s share saving plan have on 20 April 2021 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,120,374 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated bonus shares at an average price of NOK 167.37. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Holm, Mads	Senior vice president	164		1,551		1,551
Hove, Kjetil	Executive vice president	300		15,523		15,523
Karlsen, Rune	Vice president	144		7,482		7,482
Labråthen, Per-Martin	Member of the board of directors	60		2,544		2,544
Lindbæk, Jannik	Senior vice president	232		9,407		9,407
Lockhart, Carri	Senior vice president	960		7,501		7,501
Løseth, Tore M.	Executive vice president	201		13,625		13,625
Møllerstad, Hilde	Member of the board of directors	123	130	3,697	3,625	7,322
Nilsson, Jannicke	Chief Operating Officer	319	121	35,230	19,226	54,456
Nordang, Ana Fonseca	Senior vice president	239	99	6,363	2,228	8,591
Nylund, Arne Sigve	Executive vice president	429		25,774		25,774
Opedal, Anders	Chief Executive Officer	736	75	30,690	3,037	33,727
Rummelhoff, Irene	Executive vice president	385		40,749	407	41,156
Skeie, Svein	Acting CFO	232	125	34,191	8,484	42,675
Torstensen, Siv Helen	General counsel	260	105	10,753	2,738	13,491